Exhibit 99.6

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

WNS (HOLDINGS) LIMITED

September 24, 2020

Please sign, date and mail

your proxy card in the

envelope provided so that

your vote is received on or

before 1:00 p.m. EST on September 16, 2020.

¯   Please detach along perforated line and mail in the envelope provided.  ¯

∎ 00033333330300030000 5	092420

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL THE PROPOSALS.

RESOLUTIONS PRESENTED FOR CONSIDERATION AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS ON SEPTEMBER 24, 2020.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  ☒

	FOR	AGAINST	ABSTAIN
1. Adoption of the audited annual accounts of the Company for the financial year ended March 31, 2020, together with the auditors’ report;	☐	☐	☐
2. Re-appointment of Grant Thornton India LLP as the auditors of the Company;	☐	☐	☐
3. Approval of auditors’ remuneration for the financial year ending March 31, 2021;	☐	☐	☐
4. Re-election of the Class II Director, Mr. Michael Menezes;	☐	☐	☐
5. Re-election of the Class II Director, Mr. Keith Haviland;	☐	☐	☐
6. Re-election of the Class II Director, Mr. Keshav R Murugesh;	☐	☐	☐

7.  Approval of Directors’ remuneration for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2021;

	☐	☐	☐
8. Increase in the Ordinary Shares/American Depositary Shares, (“ADSs”) available for grant under the	☐	☐	☐

    Company’s 2016 Incentive Award Plan as may be amended and restated pursuant to and in accordance with terms thereof (“the 2016 Incentive Award Plan”) by 2.2 Million Ordinary Shares/ADSs (representing 4.4% of the total outstanding share capital as at June 30, 2020) and the adoption of Company’s Second Amended and Restated 2016 Incentive Award Plan to reflect such increase, substantially in the form set out in Appendix B to this Proxy Statement; and

9.  To authorize the purchase of ADSs, effective from April 1, 2021 (“the Effective Date”) and up to (and excluding) the date of the third anniversary of the Effective Date, subject to a minimum and maximum price and an aggregate limit on the ADSs to be purchased (the “Repurchase Plan.”).

	☐	☐	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

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Note:  Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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